                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*


                          The Neiman Marcus Group, Inc.

                                (Name of Issuer)
                     Common Stock, par value $.01 per share

                         (Title of Class of Securities)
                                   640204 10 3
                                 (CUSIP Number)


                                 Eric P. Geller
                             Harcourt General, Inc.
                               27 Boylston Street
                       Chestnut Hill, Massachusetts 02467
                                 (617) 232-8200


--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  May 14, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-(f) or 13d-1(g), check the following box.

Note: See Rule 13d-7(b) for other parties to whom copies are to be sent. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO. 640204 10 3                                                Page 2 of 8
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Harcourt General, Inc.
      I.D. No. 04 1619609
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SECURITIES USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                 7   SOLE VOTING POWER

                     26,429,502
  NUMBER OF      ---------------------------------------------------------------
   SHARES        8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY           0
    EACH         ---------------------------------------------------------------
  REPORTING      9   SOLE DISPOSITIVE POWER
   PERSON
    WITH             26,429,502
                 ---------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      26,429,502
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      53.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

         This Amendment No. 10 (this "Amendment") amends and supplements the
Schedule 13D originally filed on September 8, 1987 (as amended from time to time, the "Statement"), on behalf of Harcourt General, Inc. ("Harcourt General"), which was formerly known as General Cinema Corporation. The class of equity securities to which this Statement relates is the Common Stock, par value $.01 per share, of The Neiman Marcus Group, Inc., a Delaware corporation ("NMG") (the "Common Stock"). The principal executive offices of NMG are located at 27 Boylston Street, Chestnut Hill, Massachusetts 02467.


ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Statement is hereby amended by adding the following at the end thereof:

         On May 14, 1999, the Board of Directors of Harcourt General approved a plan to spin-off to the holders of Common Stock, par value $1.00 per share, of Harcourt General (the "Harcourt General Common Stock") and the holders of Class B Stock, par value $1.00 per share, of Harcourt General (the "Harcourt General Class B Stock") 81% of Harcourt General's controlling equity position in NMG in a tax-free distribution. The spin-off is expected to be completed late in the third quarter or early in the fourth quarter of the 1999 calendar year, subject to, among other things, approval of the tax-free status of the spin-off by the Internal Revenue Service and approval by the stockholders of NMG, as well as approval by the stockholders of NMG other than Harcourt General, of a recapitalization plan for NMG (the "Recapitalization") that is necessary to permit the spin-off to be accomplished on a tax-free basis. The transaction is further subject to the approval by the stockholders of Harcourt General of a new class of low-voting stock. The transactions have been approved by a committee of independent directors of NMG and by both the Harcourt General and NMG Boards of Directors.

         Harcourt General is the beneficial owner of approximately 26.4 million shares, or about 53.9%, of the Common Stock. In order to effect the spin-off on a tax-free basis to both Harcourt General and its stockholders, Harcourt General, a wholly owned subsidiary of Harcourt General ("Merger Sub") and NMG have agreed to recapitalize NMG in the following series of transactions. Harcourt General will contribute 21,440,960 shares of Common Stock (the "Contributed Shares") to Merger Sub. Merger Sub will be merged with and into NMG, with NMG remaining as the surviving corporation. All of the shares of common stock of Merger Sub (all of which are owned by Harcourt General) will then be converted into 21,440,960 shares of a newly created Class B Common Stock, par value $.01 per share, of NMG (the "Class B Common Stock"). Holders of the Class B Common Stock will be entitled to elect 82% of the directors of NMG or the nearest higher whole number, but their rights will otherwise be identical to those of the holders of the Class A Common Stock. The Class B Common Stock will be listed on the New York Stock Exchange. Each share of Common Stock (other than the Contributed Shares) will be converted into Class A Common Stock, par value $.01 per share, of NMG (the "Class A Common Stock"), which will be entitled to elect 18% of the directors of NMG (or the nearest lower whole number), and will otherwise be substantially identical to the Common Stock. NMG will initially have eight directors. One director will be designated a "Class A Director" at the time of the Recapitalization and will remain in the class of which such director is currently a member that designates the expiration of such director's term. Each of the remaining seven directors of

NMG will be designated a "Class B Director" and each will remain in the class of which each such director is currently a member that designates the expiration of such director's term. Each of the Contributed Shares will automatically be canceled with no securities or other consideration issued in exchange therefor. Harcourt General has agreed to vote all of its shares of Common Stock in favor of the Recapitalization.

         Harcourt General will distribute to the holders of record of Harcourt General Common Stock and Harcourt General Class B Stock on a pro rata basis the shares of Class B Common Stock that it receives in the Recapitalization (the "Distribution"). The Distribution will be subject to (1) the receipt by Harcourt General of a ruling from the Internal Revenue Service to the effect that the Distribution will qualify as a tax-free distribution for federal income tax purposes, (2) the effectiveness of the Form 8-A filed with the Securities Exchange Commission to register the Class B Common Stock under the Securities Exchange Act of 1934, (3) the approval of the listing of the Class B Common Stock on the New York Stock Exchange, subject to official notice of issuance,
(4) the approval by Harcourt General's stockholders of an amendment to its charter authorizing a new class of low-voting common stock and (5) such other customary conditions as will be set forth in the definitive agreements providing for the Distribution. Harcourt General will have the right to terminate the Distribution at any time if it determines that the Distribution is not in the best interests of Harcourt General and/or its stockholders.

         Following the Recapitalization and Distribution, Harcourt General will continue to own, through a wholly owned subsidiary, approximately 4,988,542 shares of Class A Common Stock (the "Retained Shares"). In connection with obtaining a ruling from the Internal Revenue Service, Harcourt General will represent that it will dispose of the Retained Shares within five years following the date of the Distribution. Prior to the date of the Distribution NMG and Harcourt General will enter into a registration rights agreement providing Harcourt General with the right to request the registration of the Retained Shares under the Securities Act of 1933 and containing customary terms and conditions. Harcourt General will agree to vote, or cause to be voted, the Retained Shares in proportion to the votes cast affirmatively or negatively by all other holders of Class A Common Stock voting. In addition, Harcourt General will grant to NMG a right of first offer with respect to the Retained Shares, effective for the first two years following the Distribution.

         In connection with the Recapitalization, NMG expects to amend its certificate of incorporation to provide that the vote of two-thirds of its outstanding shares would be required to approve certain business combinations, stock issuances and sales of all or substantially all of its assets. NMG will also propose to modify its certificate of incorporation to include the provision, currently in NMG's by-laws, setting forth the range of the number of directors (which will be six to nine) and the fact that the actual number of directors will be determined by resolution of the NMG Board. The proposed amendments would also authorize the creation of a new class of low-voting common stock having one-tenth (1/10) of one vote per share. The Board also has approved amendments to NMG's by-laws that would provide advance notice requirements for shareholder proposals to be considered at the annual meeting and would permit only matters specified in the notice for any special meeting to be considered at such special meeting. In addition, it will be a condition to the Distribution that the Board of Directors of NMG adopt a stockholders rights plan in order to improve the ability of its Board to protect and advance the interests of NMG and its stockholders in the event of an unsolicited proposal to acquire a significant interest in NMG.

         NMG will agree that until two years after the date of the Distribution, it will (a) maintain its status as a company engaged in the active conduct of a trade or business and (b) not (i) merge or consolidate with or into any other corporation, (ii) liquidate or partially liquidate, (iii) sell or transfer all or substantially all of its assets in a single transaction or series of related transactions, (iv) redeem or otherwise repurchase any NMG stock or (v) take any other action or actions which in the aggregate would have the effect of causing or permitting one or more persons to acquire directly or indirectly stock representing a 50 percent or greater interest in NMG, unless prior to taking any of the actions referred to in clauses (b)(i) through (v) above, NMG has obtained (and provided to Harcourt General) a written opinion in form and substance reasonably acceptable to Harcourt General of a law firm reasonably acceptable to Harcourt General, or Harcourt General has obtained (at the reasonable request and at the expense of NMG) a supplemental ruling from the Internal Revenue Service, that such action or actions will not result in the Distribution failing to qualify as a tax-free distribution.

         If NMG (or any of its subsidiaries) fails to comply with any of its obligations described in the foregoing paragraph or takes or fails to take any action on or after the date of the Distribution, and such failure to comply, action or omission contributes to a determination that the Distribution fails to qualify as a tax-free distribution, then, subject to certain exceptions, NMG will indemnify and hold harmless Harcourt General and each member of the consolidated group of which Harcourt General is a member from and against any and all federal, state and local taxes, including any interest, penalties or additions to tax, imposed upon or incurred by Harcourt General, any member of its group or any stockholder of Harcourt General as a result of the failure of the Distribution to qualify as a tax-free distribution (including any taxes payable by reason of any payment made pursuant to such indemnity).

         Harcourt General will also agree that neither it nor any of its executive officers or directors who is also an executive officer or director of NMG (a "Shared Representative") will solicit any offers or proposals regarding
(i) any merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving NMG, (ii) any purchase or sale of all or substantially all of the assets of NMG or (iii) any issuance or other sale or transfer of any equity interest in NMG held by Harcourt General (collectively, a "Transaction Proposal"). The obligations in clauses (i) and (ii) above will terminate on the date that is two years following the date of the Distribution and the obligations in clause (iii) above will terminate on the date of the Distribution.

         Upon receipt of an unsolicited Transaction Proposal, Harcourt General or any Shared Representative, as the case may be, will be obligated to, in Harcourt General's sole discretion, either (i) promptly reject such Transaction Proposal, subject to the fiduciary obligations of any Shared Representative to NMG or its stockholders or to such Shared Representative's obligations as an executive officer of NMG, or (ii) refer such Transaction Proposal to the independent directors of NMG. In the event that the independent directors determine that such Transaction Proposal should be discussed further with the party making such Transaction Proposal, the independent directors will notify Harcourt General in writing, signed by a majority of the directors of NMG that are not Shared Representatives, and Harcourt General and the Shared Representatives will be permitted to take such steps as they deem appropriate, in their good faith judgment, in connection with such Transaction Proposal without being deemed to violate the non-solicitation covenant. The sole remedy for breach of the non-solicitation covenant will be to eliminate NMG's indemnity obligation described above, unless the independent directors are notified of a breach and they agree to proceed to negotiate a Transaction Proposal notwithstanding such breach.

         In anticipation of the Recapitalization and Distribution, Brian J. Knez has been elected by the NMG Board of Directors to share responsibilities with Robert A. Smith as co-chief executive officer of NMG. Mr. Smith has served as chief executive officer of NMG since December 2, 1998 while Mr. Knez is currently serving as, and will continue to serve as, chief executive officer of Harcourt, Inc., the publishing subsidiary of Harcourt General. Mr. Smith has concurrently been elected to share responsibilities with Mr. Knez as co-chief executive officer of Harcourt, Inc.

         The rest of the corporate officers of NMG (some of whom are also officers of Harcourt General) will retain their positions following the spin-off. In addition, Harcourt General will continue to provide certain corporate services to NMG pursuant to an intercompany services agreement.

         Richard A. Smith and members of his family currently hold approximately 28% of the equity securities of Harcourt General and will own the same percentage of the Class B Common Stock. The rights plan described above would grandfather the shares to be acquired by the Smith family in the Distribution so long as the Smith family does not collectively acquire shares that would, relative to their ownership on the date of the Distribution, represent approximately an additional 6% of the outstanding shares of Class B Common Stock or approximately an additional 6% of the total number of votes entitled to be cast generally (other than in an election of directors) by the holders of all common stock of NMG then outstanding. In connection with the spin-off, Harcourt General will agree to use commercially reasonable best efforts to procure the agreement of all of the members of the Smith family not to dispose of any shares of NMG for 180 days following the spin-off, subject to limited exceptions.

         Except as described above, Harcourt General has no plans or proposals which relate to or would result in:

         (a) the acquisition by any person of additional securities of NMG, or the disposition of securities of NMG;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving NMG or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of NMG or of any of its subsidiaries;

         (d) any change in the present board of directors or management of NMG, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of NMG;

         (f) any other material change in NMG's business or corporate structure;

         (g) changes in NMG's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of NMG by any person;

         (h) causing a class of securities of NMG to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of NMG becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

         (j) any action similar to any of those enumerated above.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      By: /s/ Eric P. Geller
                                          --------------------------------------
                                          ERIC P. GELLER,
                                          Senior Vice President, General Counsel
                                          and Secretary




May 21, 1999